

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2014

<u>Via E-mail</u>
Fernando Oswaldo Leonzo
Chairman and Chief Executive Officer
Hispanica International Delights of America, Inc.
1311 Jackson Avenue, Suite 5D
Long Island City, New York 11101

> **Re: Hispanica International Delights of America, Inc.**
> **Amendment to Registration Statement on Form S-1**
> **Filed February 18, 2014**
> **File No. 333-190788**

Dear Mr. Leonzo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Cover page</u>

1. We note your cover page indicates that the "offering period will end one hundred eighty (180) days from the effective date …." We also note that you have revised your cover page to indicate that "our President intends to offer our shares to friends, family members, and business acquaintances for a period of 18 months from the effective date of this prospectus." Please revise your disclosure throughout the prospectus to clearly indicate the duration of the offering.

Risk Factors, page 5

We are seeking additional financing to initiate distribution of Hispanic and Ethnic food and
beverage products …, page 8

2. We note your statement that you will need additional capital to purchase finished goods
   to distribute. Please revise to clarify the "finished goods" the company will purchase
   with the additional capital.

Use of Proceeds, page 13

3. We note your response to comment 9 of our letter dated January 31, 2014; however, we do
   not see the revised disclosure. Please revise your use of proceeds discussion to address the
   use of proceeds on a net basis after expenses are deducted.

4. We note your response to comment 11 of our letter dated January 31, 2014 that "the
   company has not negotiated with any business to acquire, and it is only in the initial
   stages of identifying candidates it can negotiate with on the terms and prices of assets that
   may be acquired …." We also note your disclosure in the Business section that "HIDA
   has a Letter of Intent (LOI) to acquire assets from a company called Pride Bakery Dist. in
   Van Nuys, California." We reissue comment 11. Please revise your disclosure in
   response to comment 11 of our letter dated January 31, 2014 specifically addressing
   Instruction 6 to Item 504. We may have further comment.

5. Please revise to indicate the anticipated amount of capital expenditures for the noted
   purposes as described in footnote c. Also revise your disclosure to indicate the nature of
   the businesses to be sought and the status of any negotiations.

Business of Issuer, page 21

6. We note your response to comment 16 that the company will distribute "Gran Nevada
   16oz glass beverage products …." Please revise to address the Gran Nevada products
   that the company plans on distributing in California and Texas.

7. We note your response to comment 17 and we reissue the comment. Please revise your
   disclosure to state whether the company will be manufacturing the Gran Nevada line of
   beverages in addition to distributing those beverages.

Competition, page 26

8. We note your response to comment 18 and we reissue the comment. Please revise to
   clearly address whether the company currently has any products besides the Gran Nevada
   beverages.

Management's Discussion and Analysis or Plan of Operation, page 27

Plan of Operation, page 27

9. We note your statement that "if the maximum offering of $500,000 is complete, the Company estimates the funds will last 12 months, however we will require additional capital beyond the proceeds raised in this offering to reach growth objectives." We also note your statement in the Use of Proceeds section that "we do not forsee any material amounts of other funds necessary to accomplish our specific purposes other than what we have designated in the percentages and amounts below." Please revise your disclosure to reconcile your statements.

Executive Compensation, page 29

10. Please revise the introductory paragraph to indicate that the table reflects all compensation during the fiscal year 2013.

11. Please revise the Summary Compensation Table to have the Total column include the amounts in the All Other Compensation column.

Certain Relationships and Related Transactions, page 32

12. We note your response to comment 23. Please revise to indicate in this section the amount of consideration paid by the officers and directors for the founder's shares.

13. We note your response to comment 24 that the "preferred shares were compensation for services previously rendered." Revise your disclosure in this section to clearly indicate the value of the services rendered as consideration for the issuance of the preferred shares to the founders.

14. We note your response to comment 26. The comment refers to Item 404(a) of Regulation S-K, not the Sarbanes-Oxley Act. Please revise your disclosure to provide the information required by Item 404(a) of Regulation S-K regarding the $7,500 loan payable and that the company's offices are leased from the Chairman and CEO. Please note that Item 404(d) or Regulation S-K modifies the transaction amounts for a smaller reporting company.

15. We note your response to comment 27. Subsection (c) of Item 404 of Regulation S-K regarding promoters is not conditioned on the requirements of subsection (a) which addresses transactions with related persons. Please revise to provide the disclosure required by Item 404(c) of Regulation S-K or advise why the Item 404(c) disclosure is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel, at (202) 551-3727, or Rufus Decker, at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329, or David Link, at (202) 551-3356, with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Jerry Gruenbaum, Esq.